TORNET

RECEIVED May 28, 2004

2004 JUN -8 A 10:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04035106

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders in Fastighets AB Tornet (publ) are hereby notified that the Annual General Meeting of Shareholders will take place at 2 pm on Monday, 28 June 2004 at St Eriksalen, Hotell Sheraton, Tegelbacken 6, Stockholm.

Notification of attendance

Shareholders, who wish to participate in the Annual General Meeting, must:

- be registered in the share register kept by VPC AB ("VPC") at the latest by Friday, 18 June 2004,

- and must notify the company in writing of their attention to attend at the latest by 1 pm on Monday, 21 June 2004 at the address Fastighets AB Tornet, Box 623, SE-182 16 Danderyd, Sweden or by telephone (+46)8-544 905 17.

Notification is to include the person's name, date of birth/Swedish personal identity no./company registration no., address/telephone number, number of shares, and assistants (if any) at the meeting. Personal particulars will only be used in conjunction with the Annual General Meeting for the requisite registration and preparation of a voting list. Shareholders, whose shares are nominee-registered, must request that their shares are temporarily registered in their own name at VPC in good time before 18 June 2004 to be able to participate in the Annual General Meeting. Requests are to be made to the nominee and must have been completed at the latest by Friday, 18 June 2004.
If participation takes place by virtue of a power of attorney, this is to be sent to the company in the original together with the notification of the intention to attend the Annual General Meeting.

Agenda

1. Opening of the meeting.
2. Election of a chairman at the meeting.
3. Drawing up and approval of the agenda.
4. Approval of the agenda.
5. Appointment of persons to check the minutes.
6. Consideration of whether the meeting has been duly convened.
7. Presentation of the annual accounts and the auditors' report and the consolidated accounts and the auditor's report for the Group for the financial year 2003.
8. Address by the managing director.
9. Decision on adoption of the statement of income and balance sheet and the Group statement of income and consolidated balance sheet.
10. Decision on appropriation of the company's profit and the record date.
11. Decision on discharge from liability for the board members and the managing director.
12. Determination of the number of board members, who are to be appointed by the Annual General Meeting.
13. Determination of the fees for the board and the auditors.
14. Election of members of the board.
15. Conclusion of the meeting.

Proposed decisions

Item 10 Dividend and record date

The board proposes to the Annual General Meeting that a dividend of SEK 127 per share be paid for the financial year 2003. The board recommends that Thursday, 1 July 2004 2003 be set as the record date. If the Annual General Meeting accepts the board's proposal, it is expected that dividend can be sent out by VPC on Tuesday, 6 July 2004.

Items 12, 13, and 14

The proposals of the Nominations Committee on the number of board members, fees for board members and auditors and board members will be published by press releases before the Annual General Meeting of shareholders.

Shareholders may be accompanied by one or two assistants at the Annual General Meeting provided that the shareholder has made notification to this effect as provided for in the above Notification.

Coffee will be served from 1 pm.

Stockholm, May 2004

THE BOARD OF DIRECTORS

Danderyd, 28 May 2003

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet, +46-8-544 905 02, mobile 070-542 3484